

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 16, 2026

Siyu Li
Chief Executive Officer
Future Money Acquisition Corp
475 Brannan St
San Francisco, CA 94107

      **Re:  Future Money Acquisition Corp**
           **Registration Statement on Form S-1**
           **Filed December 8, 2025**
           **File No. 333-291996**

Dear Siyu Li:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pam Howell at 202-551-3357 with any questions.


                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction